Exhibit 12.1

Expedia, Inc.

Computation of Ratios of Earnings to Fixed Charges

(in thousands, except ratios)

	Nine Months Ended September 30,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Earnings:
Income from continuing operations before income taxes	$340,858	$276,600	$925,962	$464,641	$300,693	$350,057
Fixed charges	163,693	212,876	155,036	122,128	108,388	105,215

Total earnings available for fixed charges	$504,551	$489,476	$1,080,998	$586,769	$409,081	$455,272

Fixed Charges:
Interest expense	$129,639	$173,148	$126,195	$98,089	$87,358	$87,788
Interest capitalized during the period	2,793	2,964	1,701	—	—	—
Estimate of interest within rental expense(1)	31,261	36,764	27,140	24,039	21,030	17,427

Total fixed charges	$163,693	$212,876	$155,036	$122,128	$108,388	$105,215

Ratio of earnings to fixed charges	3.08x	2.30X	6.97x	4.80x	3.77x	4.33x

(1)	Assumes the interest component of rental expense is approximately one-fourth for all periods presented based on an analysis of net present values.